Term Sheet for Offering of Senior Secured Convertible Notes and Warrants

The purpose of this letter is to set forth the indicative terms pursuant to which, subject to certain conditions set forth herein, the Investors (as defined below) would purchase certain securities of Digital Ally, Inc. (the "Company"), and the Company would sell such securities to the Investors. The terms and conditions set forth herein are subject to change and this letter does not constitute an offer, however, the Expense Reimbursement and Binding terms section of the document are binding. The issuance and sale of such securities is subject to completion of due diligence to the Investors' satisfaction, the preparation of definitive documentation to effect this transaction that is mutually satisfactory to each party and, in the case of the Investors, that the Investors shall have determined that subsequent to the date hereof and prior to the closing of this transaction, there shall have been no material adverse developments relating to the business, assets, operations, properties, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole.

Issuer:	Digital Ally, Inc., "DGLY"

Investors:	Gans Family Investments, LLLP ("GFI") and certain other investors acceptable to GFI (collectively, the "Investors").

Securities:

$2 million in aggregate principal amount of Senior Secured Convertible Notes (the "Notes") and warrants (the "Warrants") to purchase shares of Common Stock, $0.001 par value, of the Company (the "Common Stock").

Maturity Date:	The Notes will mature on the twenty-fourth month anniversary of the closing date, except as otherwise provided in the Notes (the "Maturity Date").

Interest:	6% per annum, payable quarterly in cash.

Rank:

The Notes will be designated by the Company as senior indebtedness, and will be secured by a perfected first priority security interest in all of the assets of the Company (including without limitation receivables and inventory), of its subsidiaries, and will be senior in right of payment to all of the Company's existing and future indebtedness, subject to permitted liens (as defined in the definitive documentation). Neither the Company, nor any of its subsidiaries, currently formed or formed in the future, will grant a security interest in any assets of the Company. So long as any Notes remain outstanding, the Company will not incur any new debt, except for (x) trade payables in the ordinary course of business, (y) permitted subordinated indebtedness (as defined in the definitive documentation), and (z) such other indebtedness designated as permitted indebtedness in the definitive documentation.

Conversion Price:

The Investor may elect to convert the Notes into shares of Common Stock at a conversion price (the "Conversion Price") equal to the Market Price (as defined below), in each case, subject to adjustment, including full ratchet anti-dilution upon the issuance of any shares of Common Stock or securities convertible into shares of Common Stock below the then-existing Conversion Price. Anti-dilution adjustments to the conversion price of the Notes shall be downward only, except in the event of a reverse split or similar event. Customary exceptions shall apply including stock options issued to employees. The Conversion Price of the Notes shall also be subject to customary adjustments for stock splits, dividends, recapitalizations and similar events.

The "Market Price" shall be equal to 115% of the lower of (x) the consolidated closing bid price on the trading day immediately prior to the execution and delivery of the subscription agreement and (ii) the arithmetic average of the 5-day VWAP immediately prior to the execution and delivery of the subscription agreement.

Amortization

Commencing on the 6 month anniversary of the closing date, (the "Initial Amortization Date"), the Company will redeem a fraction of the Notes the numerator of which is equal to the initial principal amount of the Notes and the denominator of which is equal to the amount of months from the Initial Amortization Date to the Maturity date (each monthly amount, the "Monthly Amortization Amount"). The investors will have the ability to defer payments.

Payment of Amortization & Interest:

The Company may elect to pay the Monthly Amortization Amount and/or Interest in cash or by that number of shares of Common Stock equal to (a) the sum of the Monthly Amortization Amount and Interest (the "Monthly Payment Amount") to be paid in shares of Common Stock divided by (b) the lesser of (i) the then existing Conversion Price and (ii) 80% of the Amortization/Interest Market Price (as defined below), provided that on each such date (1) the Company meets standard equity conditions, and (2) all shares of Common Stock delivered in satisfaction of the Monthly Payment Amount can be delivered without restrictive legends and immediately eligible for resale without restriction or limitation. The Company shall make such election no later than the twenty-first (21st) Trading Day immediately prior to the applicable amortization date (each, an "Amortization Notice Date")

The "Amortization/Interest Market Price" shall be equal to the average of the volume weighted average prices ("VWAP") for the twenty (20) consecutive trading days ending on the trading day immediately prior to the applicable amortization payment date, subject to a pre-share delivery (with the "true-up" on the applicable amortization payment date), based on the twenty (20) consecutive trading days period ending on the Trading Day immediately prior to the Amortization Notice Date.

Company Call/Forced Conversion:

As long as equity conditions have been met and the Company's common stock price exceeds 200% of the original Conversion Price for a period of twenty (20) consecutive trading days, the Company may elect to force a conversion/call the entire balance of the Debentures. The investor will always have the ability to voluntarily convert the debenture during the period.

Warrants:

The Company shall issue a number of warrants, each to purchase one share of Common Stock, in a quantity equal to 35% of the number of shares of Common Stock the Investor would receive if the Notes were converted at the Conversion Price on the trading day immediately prior to the execution and delivery of the subscription agreement. The warrants shall expire five (5) years from their initial issuance date. The initial exercise price shall be equal to 120% of the Market Price (subject to adjustment for stock splits, dividends, recapitalizations and similar events)(the "Original Exercise Price"), subject to adjustment. The warrants shall have full ratchet anti- dilution to the then-existing exercise price of the warrants and the number of shares of Common Stock issuable upon exercise of the warrants upon the issuance of any shares of Common Stock or securities convertible into shares of Common Stock below the then-existing exercise price. Anti-dilution adjustments to the exercise price of the Warrants shall be downward only, except in the event of a reverse split or similar event. The warrants shall also be subject to customary adjustments for stock splits, dividends, recapitalizations and similar events. The warrants will be exercisable for cash; provided, however, if a prospectus covering the shares of Common Stock underlying the warrants is not available, the Investor may exercise the warrant using standard cashless exercise provisions. The warrants will carry customary black scholes fundamental transaction and dividend protection provisions.

Limitations on Beneficial Ownership:

Notwithstanding anything herein to the contrary, no Note or Warrant of any Investor shall be convertible or exercisable, as applicable, if after such exercise such Investor (or any number of Investors acting in concert so as to form a "group") would beneficially own more than 4.99% of the shares of Common Stock then outstanding (as defined under Section 13(d) of the Securities Act of 1933, as amended).

Nasdaq Vote:

The company will agree to file a proxy within 45 days after the Company files the 10K, seeking shareholder approval for the contemplated transaction. In no event prior to the shareholder approval will the notes be convertible into shares representing more than 19.9% of the shares outstanding.

Right of Participation:	The Investors shall have the right to participate for 50% of any future offering by the Company until the two (2) year anniversary of the Closing Date.

Customary Terms:

The definitive documentation will contain such additional and supplementary provisions, including, without limitation, customary representations, warranties, covenants (including a negative covenant on patents), agreements, non-price based anti-dilution protections, change of control provisions, payments and remedies, as are appropriate to preserve and protect economic benefits intended to be conveyed to the Company and to the Investors pursuant hereto.

Expense Reimbursement:

$35,000 Payable to documentation counsel upon signing of the term sheet. The Company will pay all of Investor's actual and reasonably documented due diligence, travel and legal fees and expenses related to this transaction, regardless of whether the transaction is consummated or not; provided, that such fees for the documentation of the transaction shall not exceed $50,000 without the prior consent of the Company. Such fees will be due in part as the Investor may request from time to time, and in full upon the earlier of the closing or the termination of negotiations with respect to this transaction.

Binding Terms:

This term sheet does not constitute a contractual commitment of the Company or the Investors, but merely represents proposed terms for the proposed transaction. The parties agree to negotiate in good faith the contemplated transactions in an expeditious manner. Until definitive documentation is executed by all parties, there shall not exist any binding obligation, other than as described in "Expense Reimbursement" and in this paragraph, on the part of any party to consummate the transaction described herein or otherwise. From the date of the execution of this term sheet by the Company and for the 15-day period following such date (the "Exclusive Period"), the Company and/or its agents shall not directly or indirectly solicit, initiate, consider or encourage any proposal or offer from any other party relating to any financing and the Investors shall have the exclusive right to negotiate and execute definitive documentation embodying the terms set forth herein and other mutually acceptable terms; provided that, during the period commencing on the date hereof through the thirty day anniversary of the end of the Exclusive Period, if the Company or any subsidiary thereof consummates, or executes any term sheet or agreement with respect to, a financing with another third party, the Company shall remit to GFI $150,000. The parties further agree, following the execution hereof, to keep this term sheet confidential until the earlier of the public announcement of the Company's intention to raise the capital contemplated herein or termination of discussions amongst the parties.

This term sheet will be considered void if it is not executed by the Company prior to the close of business on _________________________, 2014. By executing this term sheet, the Company represents and warrants that it has obtained the necessary Board of Directors' and/or other approvals to cause this term sheet to be duly authorized, executed and delivered.
DIGITAL ALLY, INC.	GANS FAMILY INVESTMENTS, LLLP

Agreed and accepted this ________	Agreed and accepted this ________
day of ________________ 2014 by:	day of ________________ 2014 by:

By:	By:
Name:	Name:
Title:	Title: